Mail Stop 3561

March 9, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael A. Klinicki
  Chief Executive Officer and Chief Financial Officer
CIENEGA CREEK HOLDINGS, INC.
9181 S. Antler Crest Drive
Vail, Arizona 85641

> **Re: Cienega Creek Holdings, Inc.**
> **Form 10-KSB for the year ended March 31, 2008**
> **Filed May 20, 2008, and As Amended on August 13, 2008**
> **File No. 0-53364**

Dear Mr. Klinicki:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB (Fiscal Year Ended March 31, 2008), As Amended

Risks Factors, page 4

1.   See the Risk Factor, "There is uncertainty as to whether we will continue operations." In future filings, please ensure the correct audit report date is reflected. Also, please revise the second sentence to indicate that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Fiscal 2009 Forms 10-Q (Quarters Ended June 30, 2008, September 30, 2008 and December 31, 2008)

Index of Financial Statements

2.   Refer to the December 31, 2008 Quarterly Report on Form 10-Q. We note the disclosure that "The accompanying balance sheet of Cienega Creek Holdings, Inc. has been reviewed as of February 6, 2009…" by your independent public accountants, Moore & Associates, Chartered. Please clarify that not only has the balance sheet been reviewed, but the statements of operations, cash flows and equity were reviewed as well. In addition, when you disclose that your interim financial statements have been reviewed, Rule 8-03 of Regulation S-X requires that a review report from the accountants must be filed with the interim financial statements. Alternatively, you may delete the reference made to the review of your interim financial statements and exclude the interim review report from the filing.

Management's Discussion and Analysis

3.   Please expand the Results of Operations section to discuss the operating results for the year-to-date period as compared to the prior year comparative period. Refer to Item 303(b)(2) of Regulation S-K. Your current disclosure only provides discussion of the results of operations for the most recent fiscal quarter.

Exhibit 31 Certifications

4.   The Certifications of the Chief Executive Officer and the Chief Financial Officer should reflect the exact wording as outlined in Exhibit 31(i) of Item 601 of Regulation S-K.

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      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

      Sincerely,

      David R. Humphrey
      Branch Chief